Exhibit 99.3

PRO FORMA VALUATION UPDATE REPORT

MUTUAL HOLDING COMPANY

STOCK OFFERING

GEORGETOWN SAVINGS BANK

Georgetown, Massachusetts

Dated As Of:

October 22, 2004

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

October 22, 2004

Board of Directors

Georgetown Bancorp, MHC

Georgetown Bancorp, Inc.

Georgetown Savings Bank

2 East Main Street

Georgetown, Massachusetts 01833

Members of the Board of Directors:

We have completed and hereby provide an updated independent appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this updated appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated September 3, 2004 (the “Original Appraisal”) is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Reorganization and Plan of Stock Issuance

The Board of Directors of Georgetown Savings Bank (“Georgetown” or the “Bank”) has adopted a plan of reorganization pursuant to which Georgetown will convert and reorganize into a mutual holding company structure. As part of the reorganization, Georgetown will become a wholly-owned subsidiary of Georgetown Bancorp, Inc. (the “Company”), a federal corporation, and the Company will issue a majority of its common stock to Georgetown Bancorp, MHC (the “MHC”) a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank’s Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders, Other Depositors and Directors, Officers and Employees. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Community Offering. The total shares offered for sale to the public will constitute a minority of the Company’s stock (49.9% or less).

RP® Financial, LC.

Board of Directors

October 22, 2004

After completion of the public stock offering, the Company is expected to retain an estimated 15% of the net stock proceeds. The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank’s outstanding stock. The Company’s initial activity will be ownership of its subsidiary, Georgetown, investment of the net cash proceeds retained at the holding company level and extending a loan to the employee stock ownership plan (“ESOP”).

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Georgetown’s financial condition, including financial data through September 30, 2004; (2) an updated comparison of Georgetown’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP® Financial, LC., (“RP Financial”) is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended June 30, 2004 and updated financial information through September 30, 2004. Georgetown’s assets increased by $18.6 million, or 14.9%, from June 30, 2004 to September 30, 2004. Asset expansion during the quarter was attributable in part to increases in loans receivable of $6.3 million, which reflected continued demand for 1-4 family residential loans in the continued low interest rate environment as well as moderating refinancing activity. The additional asset growth was incurred in the balance of investment securities, which increased by $12.3 million, or 79.0%, and reflected a leveraged transaction, whereby investment securities were purchased with advances from the Federal Home Loan Bank (“FHLB”) of Boston and, to a lesser extent, certificates of deposit (“CDs”) that resulted from a special rate that was offered on

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Board of Directors

October 22, 2004

three-year CDs during the three months ended September 30, 2004. The investments purchased consisted of mortgage-backed securities (“MBS”) backed by residential loans, including 5/1 adjustable rate mortgages (“ARMs”), and 10- and 20-year fixed rate loans.

Table 1

Georgetown Savings Bank

Recent Financial Data

	At June 30, 2004		At Sept. 30, 2004
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$124,858	100.0%	$143,453	100.0%
Cash, cash equivalents	3,708	3.0	3,475	2.4
Investment securities	15,530	12.4	27,803	19.4
Loans receivable, net	98,357	78.8	104,614	72.9
Fixed Assets	5,077	4.1	5,006	3.5
Deposits	87,936	70.4	95,477	66.6
Borrowings	28,260	22.6	38,931	27.1
Total equity	8,069	6.5	8,294	5.8

	12 Months Ended June 30, 2004		12 Months Ended September 30, 2004
	Amount	(%)(1)	Amount	(%)(1)
	($000)		($000)
Summary Income Statement
Interest income	$5,686	4.75%	$5,917	4.71%
Interest expense	(2,093)	(1.75)	(2,160)	(1.72)

Net interest income	$3,593	3.00%	$3,757	2.99%
Provisions for loan losses	(60)	(0.05)	(66)	(0.05)

Net interest income after provision	$3,533	2.95%	$3,691	2.94%

Non-interest operating income	$411	0.34%	$395	0.31%
Non-interest operating expense	(3,544)	(2.96)	(3,639)	(2.90)

Net operating income	$401	0.33%	$446	0.35%

Non-operating income
Loss on sale of investments	$(10)	(0.01)%	$(12)	(0.01)%

Income before taxes	$391	0.32%	$436	0.34%
Income taxes	(135)	(0.11)	(153)	(0.12)

Net income	$256	0.21%	$283	0.22%

Sources: Georgetown’s prospectus, audited and unaudited financial statements, and RP Financial calculations.

(1)	% of average assets.

RP® Financial, LC.

Board of Directors

October 22, 2004

Total deposits increased by $7.5 million, or 8.6%, as additional CDs ($4.3 million) were attracted to fund the growth in loans and investments, along with a $1.8 million increase in demand deposit accounts. FHLB advances increased by $10.7 million, or 37.8%, reflecting increases used to fund loan growth and the leverage transaction. The expansion of the asset base served to decrease the Bank’s equity-to-assets ratio from 6.5% at June 30, 2004 to 5.8% at September 30, 2004, despite the interim retained earnings. Georgetown’s tangible equity-to-assets ratio was equal to the reported equity ratio.

Updated credit quality measures indicated a moderate increase in the level of non-performing assets-to-assets from 0.62% of assets at June 30, 2004 to 0.73% of assets at September 30, 2004. The increase in the non-performing assets (“NPAs”) ratio resulted from an increase in non-performing loans. In total, the Bank’s NPAs balance increased from $774,000 at June 30, 2004 to $865,000 at September 30, 2004.

Georgetown’s operating results for the twelve months ended June 30, 2004 and September 30, 2004 are also set forth in Table 1. The Bank’s reported earnings increased from $256,000, or 0.21% of average assets, for the twelve months ended June 30, 2004 to $283,000, or 0.22% of average assets, for the twelve months ended September 30, 2004. The increase in the Bank’s updated earnings was supported by higher net interest income.

The increase in the Bank’s net interest income was facilitated by larger balances of interest-earning assets (“IEA”) and interest bearing liabilities (“IBL”), despite a lower spread of 3.01% for the three months ended September 30, 2004, versus 3.06% for the twelve months ended June 30, 2004. The recently completed leverage transaction added approximately $10 million of investment securities to the balance sheet, which were funded by borrowed funds and longer-term CDs, resulting in a lower marginal spread for this leverage transaction. Overall, Georgetown’s net interest income to average assets ratio slightly decreased from 3.00% for the twelve months ended June 30, 2004 to 2.99% for the twelve months ended September 30, 2004.

Operating expenses as a percent of average assets decreased from 2.96% for the twelve months ended June 30, 2004 to 2.90% for the twelve months ended September 30, 2004. The dollar amount of operating expenses increased by $95,000, with most of the increase related to higher compensation costs, as the result of normal salary increases, increased benefit costs and staff expansion. Occupancy expenses increased due to increased depreciation costs and other costs associated with the new main office. Higher advertising costs also contributed to the overall increase in the dollar amount of operating expenses. The expansion of the asset base from June 30, 2004 to September 30, 2004 resulted in the decline of the operating expense ratio overall. Overall, Georgetown’s minimal change in the net interest income ratio and the lower operating expense ratio provided for a slightly higher updated expense coverage ratio (net interest income divided by operating expenses) of 1.03x for the twelve months ended September 30, 2004, versus a comparable ratio of 1.01x for the twelve months ended June 30, 2004.

Non-interest operating income remained a contributor to the Bank’s updated earnings, with such income declining from 0.34% of average assets for the twelve months ended

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October 22, 2004

June 30, 2004 to 0.31% of average assets for the twelve months ended September 30, 2004. Most of the decline in non-interest operating income was attributable to a decline in service fees and charges in the areas of investment services and penalties on deposit accounts. Loan fees also decreased in the most recent period due to decreased pre-payment penalties and delinquency charges. Overall, when factoring non-interest operating income into earnings capacity, the Bank’s updated efficiency ratio of 87.9% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly more favorable than the 88.6% efficiency ratio recorded for the twelve months ended June 30, 2004.

As the result of the $18,000 of loan loss provisions established during the quarter ended September 30, 2004, the provision for loan losses increased from $60,000 for the twelve months ended June 30, 2004 to $66,000. Provisions approximated 0.05% of average assets for the twelve months ended September 30, 2004. As of September 30, 2004, the Bank maintained valuation allowances of $894,000, equal to 0.85% of net loans receivable and 85.6% of non-performing loans.

Non-operating income and expenses were a minimal factor in the Bank’s updated earnings, equal to a loss of $12,000 on the sale of securities in the most recent twelve month period, compared to a loss of $10,000 for the twelve months ended June 30, 2004.

2. Peer Group Financial Comparisons

Tables 2, 3 and 4 present financial characteristics, operating results and credit risk information for Georgetown, the Peer Group and all publicly-traded thrifts. The Bank’s and the Peer Group’s ratios are based on financial results through September 30, 2004 and June 30, 2004, respectively.

As shown in Table 2, in general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank’s updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments. Overall, the Bank maintained a similar level of interest-earning assets compared to the Peer Group, as updated interest-earning assets-to-assets ratios equaled 94.7% for both.

The updated mix of deposits and borrowings maintained by Georgetown and the Peer Group also did not change significantly from the Original Appraisal. Georgetown’s funding composition continued to reflect a lower concentration of deposits and a higher concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 93.7% and 87.1% for the Bank and the Peer Group, respectively. Georgetown posted an updated tangible equity-to-assets ratio of 5.8%, which remained below the comparable Peer Group ratio of 11.2%. Overall, Georgetown’s updated IEA/IBL ratio equaled 101.1%, which remained well below the comparable Peer Group ratio of 108.7%. As discussed in the Original Appraisal, the additional capital realized from stock

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October 22, 2004

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Board of Directors

October 22, 2004

proceeds should serve to increase Georgetown’s IEA/IBL ratio, as it will reduce the level of liabilities funding assets and the cash proceeds will primarily be deployed into interest-earning assets.

Updated growth rates for Georgetown are based on annualized growth for the 15 months ended September 30, 2004, while the Peer Group’s growth rates are based on growth for the twelve months ended June 30, 2004. Updated asset growth rates continued to reflect stronger asset growth for the Bank, as the Bank recorded a 19.7% increase in assets compared to a 4.5% growth rate for the Peer Group. The increase in Georgetown’s assets reflected a 98.2% increase in cash and investments, partly a result of the recent leverage transaction, along with a 14.8% increase in loans. Comparatively, the Peer Group’s more modest asset growth reflected loan growth of 4.9% and a slight decline in cash and investments.

Strong asset growth combined with a smaller increase in deposits resulted in a stronger 53.9% annualized increase in the Bank’s borrowed funds. Comparatively, asset growth for the Peer Group was funded by deposit growth of 3.5% and borrowings growth of 22.6%. Consistent with the Original Appraisal, the Bank’s equity growth compared to a decline for the Peer Group (3.5% growth rate versus a 3.0% decline for the Peer Group, respectively). Factors contributing to the Peer Group’s equity shrinkage included capital management strategies such as dividend payments and stock repurchases. The Bank’s relatively low rate of increase in capital is due primarily to the low overall profitability rate, despite the more leveraged equity position. The increase in capital realized from stock proceeds, will likely depress the Bank’s capital growth rate following the stock offering, given the relatively low reinvestment rates in today’s interest rate environment.

Table 3 displays comparative operating results for Georgetown and the Peer Group, based on their respective earnings for the twelve months ended September 30, 2004 and June 30, 2004. Earnings for the Bank and the Peer Group equaled 0.22% and 0.65% of average assets, respectively. Lower levels of net interest income and non-interest income continued to adversely affect the Bank’s returns. The Peer Group continued to maintain earnings disadvantages with respect to loan loss provisions.

In terms of core earnings strength, updated expense coverage ratios posted by Georgetown and the Peer Group equaled 1.03x and 1.10x, respectively. The Peer Group’s stronger expense coverage ratio continued to be realized through a higher net interest income ratio to average assets (3.23% versus 2.99% for the Bank), which was partially offset by the Peer Group’s higher operating expense ratio as a percent of average assets (2.91% versus 2.90% for the Bank). A higher interest income ratio accounted for the Peer Group’s higher net interest income ratio, which was partially offset by the Bank’s lower interest expense ratio.

Non-interest operating income remained a significantly larger source of earnings for the Peer Group, as such income amounted to 0.70% and 0.31% of the Peer Group’s and the Bank’s average assets, respectively. Taking non-interest operating income into account in

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October 22, 2004

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Board of Directors

October 22, 2004

assessing comparative core earnings strength, the Bank’s updated efficiency ratio of 87.9% continued to compare unfavorably to the Peer Group’s efficiency ratio of 74.5%. Loan loss provisions remained a larger factor in the Peer Group’s earnings. Updated loan loss provisions established by the Bank and the Peer Group equaled 0.05% and 0.12% of average assets, respectively.

Net gains equal to 0.05% of average assets remained a larger factor in the Peer Group’s earnings, as the Bank’s updated earnings continued to reflect minimal gains or losses from the sale of assets. As discussed in the Original Appraisal, given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Peer Group’s earnings have been somewhat discounted in evaluating the relative strengths and weaknesses of the Bank’s and the Peer Group’s earnings.

Consistent with the Original Appraisal, the Bank maintained a higher effective tax rate than the Peer Group. Updated effective tax rates for the Bank and the Peer Group equaled 35.09% and 27.05%, respectively.

Table 4 presents the Bank’s updated credit quality measures. The Bank’s non-performing loans/loans ratio improved to 0.70% since the date of the Original Appraisal, and remained lower than the comparable Peer Group ratio of 0.89%. Both the Peer Group and the Bank reported zero balances of real estate owned. The Bank’s updated ratio of reserves as a percent of non-performing loans also improved since the date of the Original Appraisal, while reserves as a percent of loans remained somewhat below the Peer Group average. The Bank continued to report a minimal level of net loan charge-offs in comparison to the Peer Group average, which increased slightly from the date of the Original Appraisal.

3. Stock Market Conditions

Since the date of the Original Appraisal, the performance of the overall stock market has been mixed. After the DJIA closed at a two month high in early-September on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September. Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. On October 22, 2004, the DJIA closed at 9757.81, or 4.9% lower since the date of the Original Appraisal, while the NASDAQ closed at 1915.14, or 3.8% higher since the date of the Original Appraisal.

RP® Financial, LC.

Board of Directors

October 22, 2004

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Board of Directors

October 22, 2004

Stock market activity for thrift issues has also been generally positive since the date of the Original Appraisal. Thrift stocks sustained a positive trend in early September, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market. Thrift issues rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved somewhat lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. On October 22, 2004, the SNL Index for all publicly-traded thrifts closed at 1,465.9, a decrease of 1.9% since the date of the Original Appraisal. The SNL MHC Index closed at 2,733.5 on October 22, 2004, an increase of 1.4% since the date of the Original Appraisal. These indices are weighted by market capitalization of the underlying members of the indices, thus changes in market capitalization of large cap thrifts will have a greater impact on the index values.

Similar to the performance of the SNL MHC Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly-traded thrifts increased since the date of the Original Appraisal. The Peer Group’s updated fully-converted pricing measures continued to reflect higher P/E multiples and lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the Original Appraisal, six out of the ten Peer Group companies were trading at higher prices as of October 22, 2004. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of September 3, 2004 and October 22, 2004. The Peer Group’s pricing measures reflect implied pricing ratios on a fully-converted basis.

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

RP® Financial, LC.

Board of Directors

October 22, 2004

Table 5

Average Pricing Characteristics

	At Sept. 3, 2004		At Oct. 22, 2004		% Change
Peer Group(1)
Price/Earnings (x)	32.31	x	33.69	x	4.3%
Price/Core Earnings (x)	34.54		36.15		4.7
Price/Book (%)	100.06%		102.44%		2.4
Price/Tangible Book(%)	104.02		106.40		2.3
Price/Assets (%)	22.51		23.12		2.7
Avg. Mkt. Capitalization ($Mil)	$85.46		$88.33		3.4

All Publicly-Traded Thrifts
Price/Earnings (x)	17.60	x	18.04	x	2.5%
Price/Core Earnings (x)	19.55		19.92		1.9
Price/Book (%)	159.51%		161.66%		1.4
Price/Tangible Book (%)	173.56		176.01		1.4
Price/Assets (%)	17.02		17.36		2.0
Avg. Mkt. Capitalization ($Mil)	$466.74		$458.76		(1.7)

Recent Conversions(2)
Price/Core Earnings (x)	17.16	x	NA		NA
Price/Tangible Book (%)	188.09%		NA		NA

(1)	Pricing ratios for the Peer Group are on a fully converted basis.
(2)	Ratios are based on publicly-traded standard or second step conversions completed for prior three months.

As shown in Table 6, two second-step conversions and four mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. All four of the mutual holding company offerings were closed at the top of their superranges. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 87.7%. On average, the four recent MHC offerings reflected price appreciation of 12.0% after the first week of trading.

There have been no standard conversion offerings completed during the past three months. Over this same period, the two second-step offerings completed during the past three months are traded on the OTC Bulletin Board, and their infrequent trading makes their pricing ratios less meaningful.

RP® Financial, LC.

Board of Directors

October 22, 2004

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Board of Directors

October 22, 2004

Summary of Adjustments

Table 7 reveals the adjustments made to Georgetown’s pro forma value based upon our comparative analysis to the Peer Group in the Original Appraisal, and the respective changes made in this updated appraisal :

Table 7

Valuation Adjustments

Key Valuation Parameters:	Previous Valuation Adjustments	Updated Valuation Adjustments
Financial Condition	No Adjustment	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward	Slight Downward
Asset Growth	Slight Upward	Slight Upward
Primary Market Area	Slight Upward	Slight Upward
Dividends	Slight Downward	No Adjustment
Liquidity of the Shares	Slight Downward	Slight Downward
Marketing of the Issue	No Adjustment	Slight Upward
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

The factors concerning the valuation parameters of asset growth, primary market area, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal.

In terms of financial condition, the “no adjustment” applied for the Bank’s financial condition in the Original Appraisal remained appropriate after taking into account the leverage transaction. Also, we felt the “slight downward” earnings adjustment remained appropriate, as profitability remained weak despite the earnings growth largely due to the leverage transaction, and after taking into account the more favorable balance of non-performing loans-to-loans, the higher balance of allowances for loan losses (“ALLLs”), a higher ratio of ALLLs to non-performing loans, and the continuation of essentially zero net loan chargeoffs for the Bank. We eliminated the slight discount for dividends, recognizing the Bank’s pro forma capital position is projected to be similar to the Peer Group’s following conversion and after further considering that there are two companies in the Peer Group who also have low profitability and are paying dividends.

The market for thrift and MHC thrift stocks was higher compared to the date of the Original Appraisal, as indicated by the increase in the SNL MHC Index. The pricing measures for the Peer Group and all publicly-traded thrifts increased as well from the date of the Original Appraisal. Recent thrift offerings have generally been well received, as all four of the recent MHC offerings were closed at the top of their respective superranges and traded

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October 22, 2004

somewhat higher in initial trading activity. Considering this new issue market data since the Original Appraisal as well as the general improvement in thrift stocks, we revised the marketing of the issue adjustment from “no adjustment” to a “slight upward” adjustment.

Overall, taking into account the foregoing factors, we believe that an increase in the Bank’s estimated pro market value as set forth in the Original Appraisal is appropriate.

Basis of Valuation. Fully-Converted Pricing Ratios

Consistent with the Original Appraisal, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 8 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public MHC institutions that form the Peer Group.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Georgetown’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the offering proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, offering expenses and other valuation parameters utilized in the Original Appraisal did not change in this update, except the reinvestment rate was updated to equal the yield on one-year U.S. Government securities at September 30, 2004 (2.16%). In the Original Appraisal, the reinvestment rate was equal to the yield on one-year U.S. Government securities at June 30, 2004 (2.09%). The amount of shares to be purchased by the RRP was revised from 4.42% of the MHC offering to 4.36% of the MHC offering, as reflected in the Bank’s prospectus.

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Board of Directors

October 22, 2004

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Board of Directors

October 22, 2004

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed thrift offerings, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Bank will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company’s shareholders. However, we have considered the impact of the Company’s adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that an increase in Georgetown’s value on a fully-converted basis is appropriate, as of October 22, 2004, to $21,000,000 at the midpoint, equal to 2,100,000 shares at $10.00 per share.

1. P/E Approach. In applying the P/E approach, RP Financial’s valuation conclusion considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Bank’s reported earnings equaled $283,000 for the twelve months ended September 30, 2004, while estimated core earnings, adjusted for losses on the sale of investment securities on an after-tax basis, totaled $289,000. See Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings.

Based on Georgetown’s earnings for the twelve months ended September 30, 2004, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples (fully-converted basis) at the updated midpoint value of $21.0 million equaled 59.86 and 58.85 times, respectively. The Bank’s updated reported and core P/E multiples reflected premiums of 77.7% and 62.8% relative to the Peer Group’s average reported and core P/E multiples of 33.69 times and 36.15 times, respectively (versus premiums of 81.9% and 66.4% relative to the Peer Group’s average reported and core P/E multiples as indicated in the Original Appraisal). The Bank’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 9, and the pro forma calculations are detailed in Exhibits 3 and 4.

RP® Financial, LC.

Board of Directors

October 22, 2004

RP® Financial, LC.

Board of Directors

October 22, 2004

On an MHC reported basis, the Bank’s reported and estimated core P/E multiples at the updated midpoint value of $21.0 million equaled 69.10 and 67.77 times, respectively. The Bank’s updated reported and core P/E multiples reflected premiums of 81.8% and 59.8% relative to the Peer Group’s average reported and core P/E multiples of 38.01 times and 42.41 times, respectively (versus premiums of 58.1% and 47.7% relative to the Peer Group’s average reported and core P/E multiples as indicated in the Original Appraisal). The Bank’s implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are indicated in Table 10, and the pro forma calculations are detailed in Exhibits 5 and 6.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $21.0 million updated midpoint value, the Bank’s P/B and P/TB ratios (fully-converted basis) equaled 80.50%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 102.44% and 106.40%, respectively, Georgetown’s updated ratios were discounted by 21.4% on a P/B basis and 24.3% on a P/TB basis (versus discounts of 22.6% and 25.6% from the Peer Group’s P/B and P/TB ratios as indicated in the Original Appraisal). At the new superrange value of $27.8 million, the Bank’s P/B and P/TB ratios equaled 86.83%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the superrange reflected discounts of 15.2% and 18.4%, respectively.

On an MHC reported basis, the Bank’s P/B and P/TB ratios at the $21.0 million updated midpoint value equaled 131.86%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 228.51% and 246.59%, respectively, Georgetown’s updated ratios were discounted by 42.3% on a P/B basis and 46.5% on a P/TB basis (versus discounts of 43.5% and 47.5% from the Peer Group’s P/B and P/TB ratios as indicated in the Original Appraisal). At the new superrange value of $27.8 million, the Bank’s P/B and P/TB ratios on an MHC reported basis equaled 149.39%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the superrange reflected discounts of 34.6% and 39.4%, respectively.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion and mutual holding company offerings As indicated in the Original Appraisal, the pricing characteristics of recent conversion and mutual holding company offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The four recently completed MHC offerings had an average pro forma price/tangible book ratio of 87.7% (fully-converted basis) and, on average, appreciated 12.0% during the first week of trading. In comparison, the Bank’s P/TB ratio of 80.5% at the updated midpoint value reflects an implied discount of 9.2% relative to the average pro forma P/TB ratio of the recent MHC offerings. At the new superrange, the Bank’s P/TB ratio of 86.8% reflects an implied discount of 1.0% relative to the average pro

RP® Financial, LC.

Board of Directors

October 22, 2004

RP® Financial, LC.

Board of Directors

October 22, 2004

forma P/TB ratio of the recent MHC offerings. The current average fully-converted P/TB ratio of the four recent MHC offerings, which are all quoted on NASDAQ, equaled 92.2%, based on closing market prices as of October 22 2004. In comparison to the current P/TB ratio of the publicly-traded MHC offerings, the Bank’s P/TB ratio at the updated midpoint value reflects an implied discount of 12.7% and at the top of the new superrange the discount narrows to 5.8%.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $21.0 million updated midpoint value, Georgetown’s full conversion pro forma P/A ratio equaled 13.02%. In comparison to the Peer Group’s average P/A ratio (fully-converted basis) of 23.12%, Georgetown’s P/A ratio indicated a discount of 43.7% (versus a discount of 42.9% at the midpoint valuation in the Original Appraisal).

On an MHC reported basis, Georgetown’s pro forma P/A ratio at the $21.0 million updated midpoint value equaled 13.90%. In comparison to the Peer Group’s average P/A ratio of 26.78%, Georgetown’s P/A ratio indicated a discount of 48.1% (versus a discount of 47.5% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Our analysis indicates that the Bank’s estimated pro forma market value should be increased from the midpoint value as set forth in the Original Appraisal. Accordingly, it is our opinion that, as of October 22, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $21,000,000 at the midpoint, equal to 2,100,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $17.9 million and a maximum value of $24.2 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,785,000 at the minimum and 2,415,000 at the maximum. In the event the

RP® Financial, LC.

Board of Directors

October 22, 2004

appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $27.8 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 2,777,250. The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 45.0% ownership interest. Accordingly, the offering to the public of the minority stock will equal $8.0 million at the minimum, $9.5 million at the midpoint, $10.9 million at the maximum and $12.5 million at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 9 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 10 and are detailed in Exhibits 5 and 6.

Respectfully submitted,
RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

James J. Oren
Senior Vice President

RP® Financial, LC.

LIST OF EXHIBITS

Exhibit Number	Description
1	Stock Prices: As of October 22, 2004

2	Peer Group Core Earnings Analysis

3	Pro Forma Analysis Sheet – Fully Converted Basis

4	Pro Forma Effect of Conversion Proceeds – Fully Converted Basis

5	Pro Forma Analysis Sheet – Minority Stock Offering

6	Pro Forma Effect of Stock Proceeds – Minority Stock Offering

7	Firm Qualifications Statement

EXHIBITS

EXHIBIT 1

Stock Prices

As of October 22, 2004

EXHIBIT 2

Core Earnings Analysis

EXHIBIT 3

Pro Forma Analysis Sheet – Fully Converted Basis

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds – Fully Converted Basis

EXHIBIT 5

Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT 6

Pro Forma Effect of Stock Proceeds – Minority Stock Offering

EXHIBIT 7

Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial’s staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial’s strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial’s merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial’s M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial’s extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation’s leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial’s consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial’s Key Personnel

Gregory E. Dunn, Senior Vice President

James P. Hennessey, Senior Vice President

James J. Oren, Senior Vice President

William E. Pommerening, Managing Director

Ronald S. Riggins, Managing Director